November 1, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-210351)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), BancorpSouth Bank (the “Bank”), on behalf of BancorpSouth, Inc. (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-210351), together with any amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed by the Company with the Commission on March 23, 2016 and registered shares of the Company’s common stock, par value $2.50 per share, shares of the Company’s preferred stock, par value $0.01 per share, debt securities, warrants, depositary shares, rights, purchase contracts and units.

On July 26, 2017, the Company, as part of a plan to effect a corporate reorganization, entered into an Agreement and Plan of Reorganization with the Bank. On August 15, 2017, the Company entered into an Amended and Restated Agreement and Plan of Reorganization, dated as of August 15, 2017, by and between the Company and the Bank (the “Amended Plan of Reorganization”). The Amended Plan of Reorganization provided that the Company would be merged with and into the Bank with the Bank continuing as the surviving entity (the “Reorganization”).

In accordance with the Amended Plan of Reorganization, on October 31, 2017, the Reorganization was completed.    As a result, the separate existence of the Company ceased to exist, and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of the Company were vested in and assumed by the Bank.

Pursuant to Section 3(a)(2) of the Securities Act, securities issued by the Bank are exempt from registration under the Securities Act. Therefore, the Bank desires to withdraw the Registration Statement.

The Bank, on behalf of the Company, hereby (i) confirms that no securities have been sold pursuant to the Registration Statement, (ii) acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement and (iii) requests an order granting the withdrawal of the Registration Statement to be issued by the Commission effective as of the date hereof or as soon as possible hereafter.

Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at BancorpSouth Bank, Attention: James D. Rollins III, One Mississippi Plaza, 201 South Spring Street, Tupelo, Mississippi 38804, email: dan.rollins@bxs.com, with a copy to the Company’s legal counsel, Waller Lansden Dortch & Davis, LLP, Attention: E. Marlee Mitchell, 511 Union Street, Suite 2700, Nashville, Tennessee 37219, email: marlee.mitchell@wallerlaw.com.

If you have any questions or require further information regarding this application, please call or email Marlee Mitchell of Waller Lansden Dortch & Davis, LLP at (615) 850-8943 or marlee.mitchell@wallerlaw.com.

Signature Page Follows

Sincerely,

BANCORPSOUTH BANK (as successor to BancorpSouth, Inc.)

/s/ James D. Rollins III
James D. Rollins III Chairman and Chief Executive Officer

Signature Page to Application for Withdrawal of Registration Statement